NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the ”Meeting”) of the shareholders (the “Shareholders”) of Kelso Technologies Inc. (“Kelso” or the ”Corporation”) will be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada V6C 2W6 on Thursday, June 2, 2016, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2015, and the accompanying report of the auditor;

2.	to appoint Smythe CPA, Chartered Professional Accountants, as the auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors of the Corporation;

3.	to set the number of directors for the Corporation at 7;

4.	to elect directors for the ensuing year; and

5.	to transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

This notice is accompanied by a Management Proxy Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.

The Corporation’s board of directors has fixed the close of business on April 18, 2016 as the record date (the “Record Date”) for determining Shareholders entitled to receive notice of, and to vote at the Meeting and any postponement or adjournment of the Meeting, except to the extent that a Shareholder has transferred any Kelso common shares after that date and the new holder of such Kelso common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his name be included in the list of Shareholders eligible to vote at the Meeting and any postponement or any adjournment thereof.

DATED at Vancouver, British Columbia as of the 29th day of April, 2016.

BY ORDER OF THE BOARD OF DIRECTORS
KELSO TECHNOLOGIES INC.

“James R. Bond”

James R. Bond
President, Chief Executive Officer and Director

Whether or not you expect to attend the Meeting or any postponement or adjournment thereof, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE BY PROXY USING THE TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE ACCOMPANYING FORM OF PROXY. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your Kelso common shares are represented. Please note that registered shareholders of the Corporation may vote in person at the Meeting and any postponement or any adjournment thereof even if you have previously returned the proxy. Proxies will be counted and tabulated by Computershare Investor Services, the Corporation’s registrar and transfer agent in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the board of directors to discharge their legal obligations to the Corporation or its Shareholders.

Registered shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting and any postponement or adjournment thereof or vote by proxy using the telephone or internet by following the instructions provided in the accompanying form of proxy, whether or not they are able to attend personally. To be effective, proxies must be received by Computershare Investor Services by 10 a.m. (PDT) on Tuesday, May 31, 2016. If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by other intermediary. Failure to do so may result in your common shares not being eligible to be voted by proxy at the Meeting.

Kelso Technologies Inc.	- ii -	2016 Management Proxy Circular